Madison Park Group LLC

Statement of Financial Condition
December 31, 2016

17008929

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
406

SEC FILE NUMBER
8- 65801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MADISON PARK GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

183 Madison Avenue, 8th Fl.
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mir Ariff 212-776-1981
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301 (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mir Arif, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Park Group, as of 28 Feb, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

DINA PAKHOMOV
Notary Public - State of New York
NO. 01PA6254759
Qualified in Kings County
My Commission Expires Jan 23, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Madison Park Group LLC
Contents
December 31, 2016

Page(s)

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Managing Member
Madison Park Group LLC

We have audited the accompanying statement of financial condition of Madison Park Group LLC, as of December 31, 2016. This financial statement is the responsibility of Madison Park Group LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Madison Park Group LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Weiser Mazars LLP

February 20, 2017

Madison Park Group LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	111,817
Fixed assets, net of accumulated depreciation of $56,425		291,811
Other assets		129,121
Total assets	$	532,749
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	46,165
Due to member		25,175
Total liabilities		71,340
Commitment		
Member's equity		
Member's equity		461,409
Total liabilities and member's equity	$	532,749

The accompanying notes are an integral part of this financial statement.

1. Business

Madison Park Group LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is involved in the sale of securities for its clients by providing investment banking services and financial advisory and capital-raising services, principally related to mergers and acquisitions advice and equity private placements.

The Company does not hold funds or securities for, nor owes any money or securities to, customers, and does not carry accounts of or for customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

A member of a limited liability company is not personally liable for the debts, obligations or other liabilities of the limited liability company by reason of being such a member.

2. Summary of Significant Accounting Policies

Revenue and Expense Recognition
Investment banking and consulting fees are recorded when the underlying transaction is consummated.

Income Taxes
As a single member limited liability company, the Company does not incur any liability for federal or state income taxes because all income, deductions and credits are reportable by its member.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fixed Assets
Fixed assets are recorded at cost and are depreciated under the straight-line method over the estimated useful lives of the assets. Artwork classified in fixed assets is recorded at cost and not depreciated.

Concentration of Risk - Cash
The Company maintains its cash balances in one major financial institution which, at times, may exceed the $250,000 federally-insured limit. At December 31, 2015, this credit risk amounts to $0.

3. Major Customers

For the year ended December 31, 2016, the Company had four major customers.

4. Due to Member

Due to member consists of reimbursement of operating expenses paid on behalf of the Company.

5. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2016 is as follows:

		Estimated Useful Lives
Artwork	$ 291,811	-
Furniture and fixtures	46,732	7 years
Equipment	9,693	3-5 years
	348,236	
Less accumulated depreciation	56,425	
Property and equipment, net	$ 291,811	

6. Commitment and Contingencies

Operating Lease

In 2011, the Company entered into a lease to rent office space in 183 Madison Avenue, New York, NY under a non-cancelable lease agreement, which expired on December 31, 2016. The lease was extended until February 28, 2017. In October 2016, the Company, with an entity under common ownership, entered into a lease to rent office space in 3 Park Avenue, New York, NY under a non-cancelable lease agreement, expiring in 2027. Future minimum rental payments under the above leases are as follows:

Year Ending December 31,	Amount
2017	$ 127,206
2018	136,144
2019	181,525
2020	181,525
2021	181,525
Thereafter	992,646
	$1,800,571

Regulatory Matters

In the ordinary course of business, the Company is the subject of certain regulatory enquiries. Although the ultimate outcome of the regulatory enquiries cannot be predicted with certainty, in the opinion of management, the outcome of these matters is not expected to have a material adverse effect on the Company's financial condition.

7. Regulatory Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital, as defined, exceed 15 to 1.

At December 31, 2016, the Company has net capital of $40,477, which is $35,477 in excess of its required net capital of $5,000. The Company has aggregate indebtedness of $71,340. The Company's ratio of aggregate indebtedness to net capital is 1.76 to 1 at December 31, 2016.